Rex C. Mills
Associate General Counsel
Direct Dial: (972) 577-6908
Facsimile: (972) 577-6085
Email: rex.mills@ps.net
December 21, 2007
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay E. Ingram
Division of Corporation Finance

Re:	Perot Systems Corporation
Definitive 14A
Filed March 27, 2007
File No. 001-14773
Dear Mr. Ingram:
     We are responding to a comment received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated November 29, 2007 relating to Perot Systems Corporation’s (the “Company”) Definitive Proxy Statement on Schedule 14A filed with the Commission on March 27, 2007 (the “2007 Proxy Statement”).
1.	Refer to comment 7 of our letter dated August 21, 2007. Please provide a more detailed analysis justifying the omission of disclosure relating to the company’s performance targets. The criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as those made in the second and third paragraphs of page 9 of your response. To the extent you do not believe that disclosure of the performance objectives is material information necessary to an investor’s understanding of the compensation arrangements, as you indicate on page 9 of your response, please provide a more detailed analysis that sets for the basis for this conclusion.
2300 West Plano Parkway Plano, TX 75075 main: + 1 972 577 0000 www.perotsystems.com

Mr. Jay E. Ingram
December 21, 2007

     In response to the Staff’s comment, we are providing the following supplemental analysis to support the omission of disclosures relating to the Company’s operating unit performance targets and targets for the secondary performance factors affecting the annual bonus compensation paid to our named executive officers with responsibility for strategy and administrative units. Assuming that the corporate level performance targets do not change, the Company will continue to include disclosures related to those performance targets similar to the disclosures included in the 2007 Proxy Statement.
     The Company’s primary metric for operating unit performance is managed net profit before tax. In addition, the managed net profits before tax of four operating units affect the annual bonus calculation for the Company’s Chief Executive Officer and the other named executive officers in charge of strategy and administrative functions because, as disclosed in the 2007 Proxy Statement, a portion of their annual bonus is based on the weighted average of the performance scores of those four operating units.
     As discussed in our response to comment 7 in the Company’s letter to the Staff of October 5, 2007 (the “First Response Letter”), the Company believes that the public disclosure of target levels for managed net profit before tax of its operating units would cause it substantial competitive harm. The markets in which we operate are extremely competitive, with a substantial portion of our contracts resulting from highly competitive bidding processes. The Company believes that the pricing offered by the Company and its competitors in these bidding processes is one of the most critical items in the customer’s ultimate selection of a vendor.
     The Company typically sets its prices in competitive bids based on the costs associated with providing the requested services to the customer plus a profit margin. The Company’s target profit margins vary by business unit. The Company believes that its cost to perform its services is generally comparable to the costs for the competing bidders to perform those same services, and that this information is generally known to all bidders. Therefore, if the Company is required to disclose its targets for managed net profit before tax for each of its business units, the Company’s competitors would use that information to predict the approximate pricing of the Company’s bid before bids are submitted. Consequently, the Company believes that its competitors will be able to use this highly sensitive information to formulate bids that undercut the Company’s pricing during the bidding process, which would have a material adverse effect on the Company’s business.
     The Company believes that disclosures about the secondary factors used for measuring the performance of our operating units would be immaterial to investors. Each operating unit has a total of 11 secondary factors (described in the First Response Letter) that can result in adjustments of the annual bonus payment for a named executive who leads that unit. The Company believes that the number of secondary factors, and the relatively small adjustments potentially resulting from these factors, would require

Mr. Jay E. Ingram
December 21, 2007

voluminous disclosures and would not materially enhance a reader’s understanding of the compensation decisions that were made or the degree of difficulty that was required to achieve the targeted performance.
     In addition, public disclosure of a number of the secondary factors, especially ratings on our client satisfaction surveys and information regarding targets for joint revenue production, could result in substantial competitive harm to the Company. For example, if a business unit does not achieve its target for client satisfaction surveys, our competitors could use this information against the Company in future competitive bidding situations, and it could result in substantial competitive harm to the Company. In addition, information regarding targets for joint revenue production would reveal our strategic direction, including areas in which our business units are working cooperatively to expand into new markets or increase market share where we are currently active. Information about associate retention and training and development can be used by our competitors in their efforts to recruit our employees, which could harm our ability to attract and retain much needed personnel. In addition, if a business unit does not achieve its retention, training and development goals, the Company’s competitors could use that information against the Company in competitive bidding processes.
     Finally, with respect to our Chief Executive Officer and the named executive officers with responsibility for strategy and for administrative units, we do not believe that disclosing specific performance and target levels of our business units would be material information necessary to an investor’s understanding of the Company’s compensation arrangements.  Not more than 50% of annual incentive payments for these named executive officers is determined based on the weighted average of the overall performance scores of four operating units against their performance targets. Each business unit’s performance is evaluated against its primary performance factor, managed net before tax profits, and then adjusted by 11 secondary factors. The Company does not believe that the disclosure of four managed net profit before tax targets and a total of 44 targets for secondary factors adjusting performance would materially aid an investor’s understanding of the degree of difficulty of achieving targeted levels of performance.
     Accordingly, the Company continues to believe that  disclosing specific operating performance and target levels would be likely to cause substantial competitive harm to the Company and, in general, would not be material information necessary to an investor’s understanding of the Company’s compensation arrangements or aid an investor’s understanding of the degree of difficulty of achieving targeted levels.
     Assuming no facts change, the Company proposes to expand its disclosures in the proxy statement related to its 2007 Annual Meeting with the following additional disclosures regarding the degree of difficulty in achieving operating unit performance and targets:

Mr. Jay E. Ingram
December 21, 2007

     The Company sets the managed net profit before tax target for each business unit based on the expectations of industry analysts, expectations for growth in that business unit’s areas of operation and the Company’s internal expectations for its percentage margin. The Company believes that the operating unit targets are difficult to achieve, but achievable. Only one of our four operating units achieved its target score in 2007, while the Company achieved its corporate level targets. Therefore, the Company’s operating unit targets are significantly more difficult to achieve than the corporate level targets disclosed [in this section].
Please call me at 972-577-6908 with any questions or comments regarding this letter. Thank you for your assistance.
Very truly yours,
Rex C. Mills